Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

CASH DIVIDEND DECLARED BY RRSAT BOARD OF DIRECTORS OF
APPROXIMATELY $5.5 MILLION

Company Files 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

OMER, Israel – March 24, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST) (“RRsat” or the “Company”), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that on March 23, 2009, the Company’s board of directors declared a cash dividend in the amount of $0.32 per ordinary share, and in the aggregate amount of approximately $5.5 million.

The dividend will be payable on April 23, 2009 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on April 10, 2009. According to the Israeli tax law, the Company will withhold at source 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.  This dividend does not necessarily reflect dividends for future periods, which may change at any time in accordance with the Company’s dividend policy. The Company’s dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

Filing of Annual Report on Form 20-F
On March 24, 2009, the Company filed with the U.S. Securities and Exchange Commission (SEC) its Annual Report on Form 20-F for the year ended December 31, 2008. The Annual Report is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of RRsat’s website at www.rrsat.com. A hard copy of the Company’s Annual Report is available upon request, free of charge, by sending a request to either investors@rrsat.com or info@gkir.com.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to report future successes and (v) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.